Mail Stop 3010

May 13, 2010

Mr. Steve S. Sinohui
Chief Executive Officer
SIN Holdings, Inc.
2789 S. Lamar Street
Denver, CO 80227

> **Re:** **SIN Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 9, 2010**
> **File No. 000-49752**

Dear Mr. Sinohui:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 31.1

1. We note that your certifications are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. In addition, please note that when identifying the individual at the beginning of the certification, you should not include the title of the certifying individual. Please file a full amendment to your filing to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

*****

Please respond to this comment via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

 If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486.


Sincerely,


Daniel L. Gordon
Branch Chief